UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated October 27, 2016
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Sibanye Operating Update and Trading Statement | Quarter ended 30 September 2016

A PROUDLY SOUTH AFRICAN MINING COMPANY
WESTONARIA 27 October 2016: Sibanye Gold Limited (Sibanye or the Group) (JSE: SGL & NYSE: SBGL) is pleased to provide a trading statement and operating update for the quarter ended 30 September 2016. Detailed financial and operating results are provided on a six-monthly basis i.e. at the end of June and December each year.
TRADING STATEMENT
Shareholders are advised that Sibanye has a reasonable degree of certainty that its earnings per share for the year ending 31 December 2016 is expected to be a minimum of 200% (158 cents per share (cps)) higher, than the 79cps reported for the year ended 31 December 2015 (or the comparable period) or a minimum of 237cps. Headline earnings per share for 2016 is expected to be a minimum of 330% (244cps) higher than the 74cps reported for 2015, or a minimum of 318cps. Normalised earnings per share for 2016 is expected to be a minimum of 220% (295cps) higher than the 134cps reported for 2015, or a minimum of 429cps. The financial information on which this trading statement is based is at an average rand gold price for the year of R590,000/kg, excludes the effect of the Rustenburg Transaction and has not been reviewed or reported on by Sibanye’s auditors. A further trading statement with a more definitive range will be released closer to the financial year end.
OPERATING UPDATE
United States Dollars
South African Rand
Quarter ended
Quarter ended
Sep
2015
June
2016
Sep
2016
KEY STATISTICS
Sep
2016
June
2016
Sep
2015
Gold Division
410.6
386.1
382.5   000’oz
Gold produced
kg
11,897
12,008
12,772
1,126
1,260
1,322    US$/oz
Revenue
R/kg
597,705
606,379
470,349
67
60
62    US$/ton
Operating cost
R/ton
874
893
865
123.9
185.7
179.5    US$m
Operating profit
Rm
2,530.5
2,790.1
1,592.6
27
38
36%
Operating margin
%
36
38
27
1,007
922
1,062   US$/oz
All-in sustaining cost
R/kg
479,785
443,912
420,811
Platinum Division-attributable
1
-
51,346
52,480   oz
Platinum produced
kg
1,632
1,597
-
-
92,773
94,791    oz
4E production
kg
2,948
2,886
-
-
832
901    US$/4Eoz
Average basket price
R/4Eoz
12,726
12,499
-
-
4.7
12.8    US$m
Operating profit
Rm
189.7
72.2
-
-
13
25%
Cash operating margin
%
25
13
-
-
683
678   US$/4Eoz
Cash operating cost
R/4Eoz
9,532
10,268
-
1
The platinum division’s performance is for the quarters ended 30 September 2016 and 30 June 2016, as the Aquarius group was only acquired on 12 April 2016.
Stock data for the quarter ended 30 September 2016
JSE Limited – (SGL)
Number of shares in issue
Price range per ordinary
h
ZAR 46.48 to ZAR 70.23
– at end September 2016
923,902,469
Average daily volume
4,952,352
– weighted average
923,902,469
NYSE – (SBGL); one ADR represents four ordinary shares
Free Float
80%
Price range per ADR
US$13.64 to US$ 20.78
Bloomberg/Reuters
SGLS / SGLJ.J
Average daily volume
1,388,199

Sibanye Operating Update and Trading Statement | Quarter ended 30 September 2016
OVERVIEW AND UPDATE FOR THE QUARTER ENDED 30 SEPTEMBER 2016 COMPARED WITH THE
QUARTER ENDED 30 SEPTEMBER 2015
Group operating profit increased strongly, improving by 71% to R2.7 billion for the September 2016 quarter, driven largely by a higher rand and dollar gold price, and good cost management at both the Gold and Platinum Divisions.
There was a noticeable improvement in the operating performance of the Gold Division during the latter half of the
September 2016 quarter, following a review of the Group safety strategy in August 2016. Operating profit for the Gold
Division increased by 59% to R2.5 billion, with the operating margin increasing from 27% to 36%. This was largely due to a 27% higher rand gold price, which averaged R597,705/kg (US$1,322/oz), with unit costs for the Gold Division similar year-on-year at R874/ton. The above results include the termination of planned gold production from Cooke 4 of over
500 kg per quarter.
The Platinum Division again delivered a record quarterly performance, recording its highest September quarter production in over a decade, with cash operating costs notably low in both rand and dollar terms. Despite low prevailing platinum group metal (PGM) prices, the Platinum Division contributed R190 million to Group operating profit, at a 25% margin.
SAFETY
Following the review of Sibanye’s safety strategy in August 2016 and subsequent roll out of the initial phases of the revised strategy, there has been a noticeable improvement in the safety performance at Sibanye’s Gold Division.
Reportable incidents declined significantly in August and September, with zero fatalities recorded. The Gold Division achieved 2 million Fatality Free Shifts (FFS) on 10 October 2016, with the Serious Injury Free Rate (SIFR) improving by 27%
to 3.72 per million man hours and the Lost Day Injury Free Rate (LDIFR) improved by 24% to 6.08 per million man hours.
Regrettably, as highlighted during the interim results in August 2016, three fatalities occurred at the Gold Division in July
2016, prior to the safety review. Sibanye management and Board express their sincere condolences to the families and colleagues of Mssrs – Mongezi Bagege; Enock Tsabedze and Lehlohonolo Masithela.
The Platinum Division’s excellent long term safety performance, was blighted by an unfortunate fatal accident at its
Kroondal operation in August 2016. This was the first fatal incident for the Platinum Division in 23 months. Sibanye management and its Board express their condolences to the family and friends of the deceased, Mr. Kabelo
Rangagwa.
GOLD DIVISION
Safety and operational trends at the Gold Division were much improved in August and September, following a review of the safety strategy and management intervention in August 2016. Overall, Section 54 stoppages declined compared to the previous quarters in 2016. Gold production for this quarter was 11,897kg (382,500oz), which is similar to the previous quarter, but 7% lower than for the same period in 2015. Lower underground volumes were supplemented where possible by surface rock dump material, albeit at lower grades.
Costs at the Gold Division were well controlled, despite above inflation increases in annual wages and electricity tariffs.
Operating costs of R4,580 million were approximately 4% higher than for the September 2015 quarter, with unit costs stable at R874/ton milled. All-in sustaining cost increased from R420,811/kg, in the same period in 2015, to R479,785/kg mainly as a result of lower gold production.
Kloof had a much-improved quarter producing 3,617kg (116,300oz) compared with 3,168kg (101,900oz) for the
September 2015 quarter. This 14% increase in production was a function of an 11% increase in underground throughput and improved yields. Gold production from surface sources increased by 13% to 361kg (11,600oz), driven by a significant increase in volumes processed.
Driefontein experienced various production disruptions this quarter, specifically at its Masakhane and Hlanganani shafts. Stoppages related to engineering issues, resulted in underground gold production declining to 3,468kg
(111,500oz). A 6% increase in the underground yield, due to significantly improved mining quality factors, only partly offset a 20% decline in underground throughput resulting from the aforementioned disruptions. Lower underground volumes were supplemented with surface material where possible, resulting in production from surface sources increasing from 532kg (17,100oz) to 550kg (17,700oz).

Sibanye Operating Update and Trading Statement | Quarter ended 30 September 2016

At Beatrix, underground gold production of 2,438kg (78,400oz) was similar to the previous quarter but was 11% lower year on year due to lower underground grades and volumes. Surface production was comparable year-on-year at
115kg (3,700oz).
Post the section 189 consultation process which started in July 2016 the Cooke 4 underground operation has ceased production and primarily as a result, gold production at the Cooke section declined from 1,630kg (52,400oz) for the
September 2015 quarter, to 1,126kg (36,200oz) for the period under review. The Ezulwini gold plant continues to be used to process Kloof SRD and Cooke 3 underground volumes on a limited basis. Surface gold production increased by 7% to 222kg (7,100oz).
PLATINUM DIVISION
The Platinum Division delivered record attributable PGM production of 94,791oz (4E) for the September 2016 quarter.
This is a particularly pleasing outcome given the punitive interventions by the Department of Mineral Resources in this region and the knock-on effects of the illegal industrial action in the previous quarter. Costs were well managed resulting in the Platinum Division recording a R190 million operating profit and a 25% cash operating margin for the quarter.
Mimosa and Platinum Mile delivered solid results, with Platinum Mile delivering significantly higher production compared with the June 2016 quarter. Quarterly cash operating costs at Kroondal amounted to R9,453/4Eoz
(US$672/4Eoz), and at Mimosa, US$724/4Eoz (R10,179/4Eoz). As a result of the increase in production at Platinum Mile cash operating cost of R6,361/4Eoz (US$452/4Eoz) were achieved, resulting in a 39% cash operating margin (before royalties).
Section 11 approval for the acquisition of the Rustenburg assets from Anglo American Platinum Limited was granted by the Department of Mineral Resources on 18 October 2016. Sibanye will now assume ownership and control of the
Rustenburg assets effective 1 November 2016.
OUTLOOK
The annual gold production guidance for 2016 has been reduced from 50,000kg to 48,500kg at a total cash cost of approximately R380,000/kg and an All-in sustaining cost of approximately R460,000/kg. The All-in cost margin guidance remains at approximately 20%, this assumes a gold price of US$1,255/oz for the December 2016 quarter and an exchange rate of R14.00/US$.
For the December 2016 quarter, PGM production guidance is approximately 88,000oz (4E) with cash operating cost for the Division estimated at approximately R9,700/4Eoz (US$693/4Eoz), with cash operating cost for the operations estimated at approximately: R9,600/4Eoz for Kroondal, US$700/4Eoz for Mimosa and R6,500/4Eoz for Platinum Mile. The
guidance excludes the Rustenburg Operations.
27 October 2016
Neal Froneman
Chief Executive Officer

Sibanye Operating Update and Trading Statement | Quarter ended 30 September 2016
SALIENT FEATURES AND COST BENCHMARKS
Gold Division – Salient features and cost benchmarks for the quarters ended
30 September 2016, 30 June 2016 and 30 September 2015
Gold Division
Driefontein
Kloof
Beatrix
Cooke
Total
Under-
ground Surface
Under-
ground Surface
Under-
ground Surface
Under-
ground Surface
Under-
ground Surface
Tons milled/treated
000’ton
Sep 2016
5,238
2,066
3,172
506
1,098
555
687
743
359
262
1,028
Jun 2016
5,029
2,091
2,938
496
946
496
598
762
326
337
1,068
Sep 2015
5,104
2,339
2,765
632
873
500
495
780
344
427
1,053
Yield
g/t
Sep 2016
2.27
5.15
0.39
6.85
0.50
6.52
0.53
3.28
0.32
4.30
0.22
Jun 2016
2.39
5.13
0.43
6.84
0.66
7.01
0.59
3.25
0.30
4.11
0.19
Sep 2015
2.50
4.96
0.43
6.44
0.61
6.34
0.64
3.50
0.34
3.82
0.20
Gold produced/sold
kg
Sep 2016
11,897
10,649
1,248
3,468
550
3,617
361
2,438
115
1,126
222
Jun 2016
12,008
10,735
1,273
3,394
620
3,479
352
2,477
98
1,385
203
Sep 2015
12,772
11,596
1,176
4,069
532
3,168
319
2,729
117
1,630
208
000’oz
Sep 2016
382.5
342.4
40.1
111.5
17.7
116.3
11.6
78.4
3.7
36.2
7.1
Jun 2016
386.1
345.1
40.9
109.1
19.9
111.8
11.3
79.6
3.2
44.3
6.5
Sep 2015
410.6
372.8
37.8
130.8
17.1
101.9
10.2
87.7
3.8
52.4
6.7
Gold price received
R/kg
Sep 2016       597,705
597,760
597,386
598,198
606,009
Jun 2016
606,379
605,556
607,152
605,515
606,612
Sep 2015      470,349
470,702
469,315
471,855
469,042
US$/oz
Sep 2016
1,322
1,323
1,322
1,324
1,341
Jun 2016
1,260
1,258
1,261
1,258
1,260
Sep 2015
1,126
1,126
1,123
1,129
1,122
Operating cost
R/ton
Sep 2016
874
1,996
144
2,479
187
2,207
164
1,226
131
2,802
89
Jun 2016
893
1,940
148
2,509
185
2,363
179
1,182
151
2,196
96
Sep 2015
865
1,729
134
1,995
173
2,383
163
1,098
150
1,720
83
Operating margin
%
Sep 2016
36
35
40
39
38
43
48
38
34
(10)
35
Jun 2016
38
38
44
39
53
45
50
40
17
12
17
Sep 2015
27
26
32
34
39
20
46
34
6
5
4
Total cash cost
1
R/kg
Sep 2016       398,319
378,372
352,086
389,111
611,573
Jun 2016
378,398
358,445
340,277
373,282
529,030
Sep 2015      348,857
313,497
363,650
325,650
446,028
US$/oz
Sep 2016
881
837
779
861
1,353
Jun 2016
786
745
707
776
1,099
Sep 2015
835
750
869
779
1,067
All-in sustaining cost
R/kg
Sep 2016      479,785
449,154
441,956
462,162
676,632
Jun 2016
443,912
422,646
421,274
441,786
585,390
Sep 2015      420,811
379,331
449,297
384,364
501,741
US$/oz
Sep 2016
1,062
994
978
1,023
1,497
Jun 2016
922
878
875
918
1,216
Sep 2015
1,007
908
1,075
920
1,200
All-in cost
R/kg
Sep 2016     497,794
453,708
452,690
462,201
690,134
Jun 2016
467,214
424,664
427,069
441,903
586,461
Sep 2015       429,565
379,744
455,635
384,364
502,992
US$/oz
Sep 2016
1,102
1,004
1,002
1,023
1,527
Jun 2016
971
882
887
918
1,219
Sep 2015
1,028
909
1,090
920
1,203
All-in cost margin
%
Sep 2016
17
24
24
23
(16)
Jun 2016
23
30
30
27
3
Sep 2015
9
19
3
19
(7)
Total capital expenditure
2
Rm
Sep 2016
1,024.0
286.4
365.3
162.8
70.0
Jun 2016
901.6
248.5
298.4
158.6
56.8
Sep 2015
872.9
272.1
295.2
148.6
73.7
Rm
Sep 2016
71.7
20.1
25.2
11.5
4.9
Jun 2016
59.7
16.5
19.8
10.5
3.8
Sep 2015
67.3
21.2
22.7
11.4
5.6
Average exchange rates for the quarters ended 30 September2016, 30 June 2016 and 30 September 2015 were R14.06/US$, R14.97/US$ and R13.00/US$, respectively.
Figures may not add as they are rounded independently.
1
Total cash cost is calculated in accordance with the Gold Institute Industry Standard.
2
Included in total capital expenditure is expenditure of R139.5 million (US$10.0 million), R139.3 million (US$9.1 million) and R83.3 million (US$6.4 million) for the quarters ended
30 September 2016, 30 June 2016 and 30 September 2015, respectively, the majority of which was spent on our growth project, Burnstone.

Sibanye Operating Update and Trading Statement | Quarter ended 30 September 2016

Platinum Division – Salient features and cost benchmarks for the quarters ended
30 September 2016 and 30 June 2016, since acquisition on 12 April 2016
Platinum Division – attributable
1
Kroondal
Mimosa
Plat Mile
Total
Under-
ground
Surface
Attributable
Attributable
Surface
Tons milled/treated
000’ton
Sep 2016
3,112
1,242
1,870
897
345
1,870
Jun 2016
2,692
1,259
1,433
932
327
1,433
Plant head grade
g/t
Sep 2016
1.49
2.79
0.63
2.51
3.53
0.63
Jun 2016
1.65
2.78
0.65
2.50
3.57
0.65
Plant recoveries
%
Sep 2016
63.60
80.75
12.77
81.97
78.50
12.77
Jun 2016
65.09
80.15
8.58
80.96
78.54
8.58
PGM 4E production
2
4Eoz
Sep 2016
94,791
89,990
4,801
59,268
30,722
4,801
Jun 2016
92,773
90,198
2,575
60,707
29,491
2,575
Average PGM 4E basket price
R/4Eoz
Sep 2016
12,726
12,711
13,015
12,949
12,252
13,015
Jun 2016
12,499
12,491
12,769
12,578
12,313
12,769
US$/4Eoz
Sep 2016
901
899
925
914
871
925
Jun 2016
832
831
846
836
822
846
Cash operating cost
R/ton
Sep 2016
290
703
16
625
907
16
Jun 2016
354
735
19
630
1,035
19
US$/ton
Sep 2016
21
50
1
44
64
1
Jun 2016
24
49
1
42
69
1
Cash operating margin
%
Sep 2016
25
24
39
23
26
39
Jun 2016
13
14
(2)
10
19
(2)
Cash operating cost
3
R/4Eoz
Sep 2016
9,532
9,701
6,361
9,453
10,179
6,361
Jun 2016
10,268
10,256
10,660
9,683
11,482
10,660
US$/4Eoz
Sep 2016
678
690
452
672
724
452
Jun 2016
683
682
707
642
766
707
1
Platinum Division includes the attributable operations of Kroondal (50%), Mimosa (50%) and Platinum Mile surface operation.
2
Production per product
3
Excluding royalties
Production(oz)
Sep 2016
Jun 2016
Platinum
52,480
51,346
Palladium
31,697
31,022
Rhodium
8,129
7,996
Gold
2,485
2,409
PGM4E production (4Eoz)
94,791
92,773
Ruthenium
12,368
12,186
Iridium
3,038
3,079
Total
110,197
108,038

Sibanye Operating Update and Trading Statement | Quarter ended 30 September 2016
DEVELOPMENT RESULTS
Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres, which are reported separately where appropriate.
Driefontein
Quarter ended
30 September 2016
Quarter ended
30 June 2016
Nine months to
30 September 2016
Reef
Carbon
leader
Main
VCR
Carbon
leader
Main
VCR
Carbon
leader
Main
VCR
Advanced
(m)
1,237
963
771
1,709
841
943
4,599
2,506
3,021
Advanced on reef
(m)
130
214
109
293
275
107
637
662
351
Channel width
(cm)
78
41
96
43
92
130
63
65
89
Average value
(g/t)
13.7
16.3
41.5
30.4
5.5
31.3
19.1
8.6
40.8
(cm.g/t)
1,067
669
3,980
1,296
507
4,051
1,197
560
3,649
Kloof
Quarter ended
30 September 2016
Quarter ended
30 June 2016
Nine months to
30 September 2016
Reef
Kloof
Main Libanon
VCR
Kloof
Main Libanon
VCR
Kloof
Main Libanon
VCR
Advanced
(m)
617
782
226
2,330
803
848
213
2,588
2,143
2,296
526
7,158
Advanced on reef
(m)
292
116
-
476
284
93
22
499
786
353
32
1,495
Channel width
(cm)
142
50
-
110
192
68
108
113
169
89
117
113
Average value
(g/t)
5.6
13.8
-
22.9
6.9
9.5
13.4
22.0
7.1
7.6
11.0
22.1
(cm.g/t)
794
696
-
2,514
1,322
642
1,441
2,480
1,190
676
1,286
2,508
Beatrix
Quarter ended
30 September 2016
Quarter ended
30 June 2016
Nine months to
30 September 2016
Reef
Beatrix
Kalkoenkrans
Beatrix
Kalkoenkrans
Beatrix
Kalkoenkrans
Advanced
(m)
4,503
756
4,694
868
13,373
2,571
Advanced on reef
(m)
1,354
85
1,167
203
3,879
537
Channel width
(cm)
128
118
132
101
125
111
Average value
(g/t)
7.7
16.9
7.1
14.8
7.6
13.5
(cm.g/t)
992
1,998
934
1,495
955
1,563
Cooke
Quarter ended
30 September 2016
Quarter ended
30 June 2016
Nine months to
30 September 2016
Reef
VCR
Elsburgs
Reefs
Elsburg
Massives
Kimberley
Reefs
VCR
Elsburgs
Reefs
Elsburg
Massives
Kimberley
Reefs
VCR Elsburgs
Reefs
Elsburg
Massives
Kimberley
Reefs
Advanced
(m)
268
1,124
-
226
305
1,372
69
229
952
4,171
173
601
Advanced on reef
(m)
129
434
-
71
149
564
29
59
489
1,616
125
174
Channel width
(cm)
248
232
-
213
227
282
384
296
256
256
352
239
Average value
(g/t)
3.8
3.5
-
2.9
3.4
3.8
3.2
4.2
3.0
3.8
4.7
3.5
(cm.g/t)
954
816
-
628
771
1,060
1,232
1,240
755
986
1,654
844
Kroondal
Quarter ended
30 June 2016
1
Quarter ended
30 September 2016
Reef Kopaneng
Simunye
Bambanani
Kwezi
K6
Kopaneng
Simunye
Bambanani
Kwezi
K6
Advanced
(m)
537
473
821
650
934
687
515
1,152
677
621
Advanced on reef
(m)
529
465
745
384
934
580
476
738
508
587
Channel width
(cm)
211
192
113
69
167
178
191
66
80
170
Height
(cm)
235
226
228
231
232
252
234
220
221
234
Average value
(g/t)
2.18
2.32
2.21
1.47
2.89
1.95
2.15
1.83
2.09
2.63
(cm.g/t)
513
523
505
340
670
491
501
402
463

1
Development data since acquisition date on 12 April 2016.

Sibanye Gold Operating and Financial Report 2015 | 7
ADMINISTRATION AND CORPORATE INFORMATION
Investor Enquiries
James Wellsted
Senior Vice President:
Investor Relations
Sibanye Gold Limited
Cell: +27 83 453 4014
Tel: +27 11 278 9656
james.wellsted@sibanyegold.co.za
Corporate Secretary
Cain Farrel
Tel: +27 10 001 1122
Fax: +27 11 278 9863
cain.farrel@sibanyegold.co.za
Registered Office
Libanon Business Park
1 Hospital Street,
(Off Cedar Ave),
Libanon, Westonaria,
1780
South Africa
Private Bag X5
Westonaria,
1780
South Africa
Tel: +27 11 278 9600
Fax: +27 11 278 9863
Sibanye Gold Limited
Incorporated in the Republic
of South Africa
Registration number
2002/031431/06
Share code: SGL
Issuer code: SGL
ISIN – ZAE E000173951
Listings
JSE: SGL
NYSE: SBGL
Website
www.sibanyegold.co.za
Directors
Sello Moloko* (Chairman)
Neal Froneman (CEO)
Charl Keyter (CFO)
Chris Chadwick#
Robert Chan#
Timothy Cumming*
Barry Davison*
Rick Menell*
Nkosemntu Nika*
Keith Rayner*
Jiyu Yuan#
Susan van der Merwe*
Jerry Vilakazi*
*Independent Non-Executive
#Non-Executive
JSE Sponsor
J.P. Morgan Equities South
Africa Proprietary Limited
Registration number
1995/011815/07
1 Fricker Road
Illovo, Johannesburg
2196
South Africa
(Private Bag X9936, Sandton,
2196, South Africa)
American Depository
Receipts Transfer Agent
Bank of New York Mellon
BNY Mellon Shareowner
Services
P O Box 358516
Pittsburgh, PA15252-8516
US toll-free telephone:
+1 888 269 2377
Tel: +1 201 680 6825
e-mail:
shrrelations@bnymellon.com
Office of the United Kingdom
Secretaries
London
St James’s Corporate
Services Limited
Suite 31, Second Floor
107 Cheapside
London
EC2V 6DN
United Kingdom
Tel: +44 20 7796 8644
Fax: +44 20 7796 8645
Transfer Secretaries
United Kingdom
Capita Asset Services
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Tel: 0871 664 0300
[calls cost 10p a minute plus network
extras, lines are open 8.30am – 5pm
Mon-Fri] or
[from overseas]
+44 20 8639 3399
Fax: +44 20 8658 3430
e-mail: ssd@capitaregistrars.com
Transfer Secretaries
South Africa
Computershare Investor Services
Proprietary Limited
Ground Floor
70 Marshall Street
Johannesburg, 2001
P O Box 61051
Marshalltown, 2107
Tel: +27 11 370 5000
Fax: +27 11 688 5248
FORWARD LOOKING STATEMENTS
Certain statements in this document constitute “forward-looking statements” within the meaning of Section 27A of the US
Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.
These forward-looking statements, including, among others, those relating to Sibanye’s future business prospects, revenues and income, wherever they may occur in this document and the exhibits to this document, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye, and involve a number of known and unknown risks and uncertainties that could cause actual results, performance or achievements of the Group to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this document. Important factors that could cause the actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, economic, business, political and social conditions in South Africa, Zimbabwe and elsewhere; changes in assumptions underlying Sibanye’s estimation of its current Mineral Reserves and Resources; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, as well as at existing operations; the ability of Sibanye to successfully integrate acquired businesses and operations (whether in the gold mining business or otherwise) into its existing businesses;
the success of Sibanye’s business strategy, exploration and development activities; the ability of Sibanye to comply with requirements that it operate in a sustainable manner; changes in the market price of gold, platinum group metals (PGMs)
and/or uranium; the occurrence of hazards associated with underground and surface gold, PGMs and uranium mining; the occurrence of labour disruptions and industrial action; the availability, terms and deployment of capital or credit; changes in relevant government regulations, particularly environmental tax health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretations thereof which may be subject to dispute;
the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues; power disruptions, constraints and cost increases; supply chain shortages and increases in the price of production inputs; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance; Sibanye’s ability to hire and retain senior management or sufficient technically skilled employees, as well as its ability to achieve sufficient representation of historically disadvantaged South Africans’ in its management positions; failure of Sibanye’s information technology and communications systems; the adequacy of Sibanye’s insurance coverage; any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye’s operations; and the impact of HIV, tuberculosis and other contagious diseases. These forward-looking statements speak only as of the date of this document.
The Group undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: October 27, 2016
By:
/s/ Charl Keyter
Name:
Charl Keyter
Title: Chief
Financial
Officer